TERM SHEET
CONTACT GOLD CORP.
PUBLIC COMMON SHARE OFFERING

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except Québec.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Copies of the final base shelf prospectus and any applicable shelf prospectus supplement may be obtained from Raymond James at 40 King Street West, Suite 5300, Toronto, ON M5H 3Y2.

ISSUER:	Contact Gold Corp. (the “Company”).

GROSS PROCEEDS:	C$[•] million.

OFFERING:	Treasury offering of [•] shares of common stock (the “Shares”)

ISSUE PRICE:	C$[•] per Share (the “Issue Price”)

OVER-ALLOTMENT OPTION:

The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days from and including the closing of the offering (the “Offering”), to purchase up to an additional [•] Shares for market stabilization purposes and to cover over-allotments, if any.

TRANSACTION TYPE:

Offering which shall be (i) a public offering in each of the provinces and territories of Canada, excluding Quebec, pursuant to the Company’s base shelf prospectus dated October 24, 2018 and prospectus supplement (the “Prospectus Supplement”), (ii) a public pursuant to an offering statement (the “Offering Statement”) under Tier 2 of Regulation A under the U.S. Securities Act of 1933, as amended, to be qualified with the U.S. Securities and Exchange Commission (the “SEC”) and (iii) a private placement internationally as permitted.

Concurrently with the Offering, the Company may undertake a non- brokered private placement to sell [•] Common Shares at the Issue Price to facilitate subscriptions from existing shareholders pursuant to the exercise of pre-emptive rights (the “Concurrent Placement”).

CO-LEAD UNDERWRITERS & BOOKRUNNERS:	Raymond James Ltd. & Cormark Securities Inc. (the “Underwriters”)

USE OF PROCEEDS:	The net proceeds raised under the Offering, will be used for exploration and development of Pony Creek, exploration at other projects held by the Company and for general working capital purposes.

LISTING:	In connection with the Offering, the Company will seek all necessary approvals of the TSX Venture Exchange, the applicable Canadian securities regulatory authorities and the SEC.

ELIGIBILITY:	The Shares are eligible under the usual Canadian statutes for RRSPs, RRIFs, RESPs, TFSAs, DPSPs and RDSPs.

COMMISSION:

6.0% cash commission on all orders excluding those sales to certain purchasers from the President’s List (as defined in the Prospectus Supplement”), on which a 3.0% commission will be paid. No commission is payable to the Underwriters in connection with the Concurrent Placement.

CLOSING DATE:	Closing will occur on or about [•], 2019 or on such other date as may be agreed upon by the Company and the Underwriters.

The Offering Statement has not been qualified by the SEC. For the purposes of Regulation A, (a) no money or other consideration is being solicited and if sent in response, will not be accepted; (b) no offer to buy the Shares can be accepted and no part of the purchase price can be received until the Offering Statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; and (c) any person’s indication of interest involves no obligation or commitment of any kind. A copy of the Offering Statement is available for review by contacting Raymond James at 1.844.654.7357 or writing to Raymond James, Suite 5300, 40 King Street West, Scotia Plaza, P.O. Box 415, Toronto, ON, Canada M5H 3Y2.